Exhibit 12.1

FIRST INDUSTRIAL, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

Income from Continuing Operations	$16,860	$44,051	$36,340	$65,186	$99,285	$93,818

Plus: Interest Expense and Amortization of Deferred Financing Costs	80,531	100,995	96,959	89,297	80,583	82,568

Earnings	$97,391	$145,046	$133,299	$154,483	$179,868	$176,368

Fixed Charges	$82,894	$102,299	$97,720	$97,089	$90,533	$87,771

Ratio of Earnings to Fixed Charges (a)	1.17x	1.42x	1.36x	1.59x	1.99x	2.01x

(a)    For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.